Hydrofarm Holdings Group, Inc.
1510 Main Street
Shoemakersville, PA 19555
December 8, 2025

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:    Acceleration Request of Hydrofarm Holdings Group, Inc.
Registration Statement on Form S-3 filed on November 12, 2025 (File No. 333-291444)
CIK No. 0001695295

To Whom It May Concern:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Hydrofarm Holdings Group, Inc., a Delaware corporation, hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 4:00 p.m., Eastern time, on Wednesday, December 10, 2025, or as soon thereafter as practicable.

Once the Registration Statement has been declared effective, we request that you orally confirm that event with our counsel, Cozen O’Connor P.C., by calling Seth Popick at (412) 620-6527.

Thank you for your attention to this matter.

Very truly yours,

Hydrofarm Holdings Group, Inc.

By: /s/William Toler
William Toler
Chief Executive Officer